Exhibit 99.(a)(1)(G)

FORM OF E-MAIL CONFIRMATION TO ELIGIBLE PARTICIPANTS FOLLOWING

THE EXPIRATION DATE (DATES MAY CHANGE IF OFFER EXTENDED)

May 14, 2009 (after 5:00 p.m. PT)

To Entropic U.S.- based Employees:

This e-mail is to inform you that the Offer to Exchange Certain Outstanding Stock Options for Replacement Options (the “Offer”) closed today at 5:00 p.m. PT.

Eligible Options surrendered will be cancelled effective today and Replacement Options will be granted tomorrow, May 15, 2009. Those who surrendered Eligible Options for Replacement Options will receive an e-mail confirmation of their new grant in the next few days.

If you have any questions about the Offer, please contact the Company’s Stock Administration via e-mail at stockadministration@entropic.com or Suzanne Zoumaras at suzy.zoumaras@entropic.com.